                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933



                            For the month of May 2006




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F      [X]                    Form 40-F   [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes            [ ]                    No          [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 BANCOLOMBIA S.A.
                                                   (Registrant)




Date: May 12, 2006                     By  /s/ JAIME ALBERTO VELASQUEZ B.
                                          ----------------------------------
                                               Name:  Jaime Alberto Velasquez B.
                                               Title:  Vice President of Finance

(BANCOLOMBIA LETTERHEAD)

           BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS 280,114
                  MILLION DURING THE FIRST FOUR MONTHS OF 2006


MEDELLIN, COLOMBIA. MAY 12, 2006


BANCOLOMBIA reported accumulated unconsolidated net income of Ps 280,114 million as of April 30, 2006. For the first four months of 2006, the total net interest income, including investment securities amounted to Ps 397,727 million. Additionally, total net fees and income from services amounted to Ps 178,802 million.

Total assets amounted to Ps 24.12 trillion in April 2006, total deposits totaled Ps 13.87 trillion and BANCOLOMBIA's total shareholders' equity amounted to Ps
3.03 trillion.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 2.75% as of April 30, 2006, and the level of allowance for past due loans was 138.82%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in April 2006 was as follows: 17.0% of total deposits, 20.4% of total net loans, 16.3% of total savings accounts, 20.7% of total checking accounts and 15.0% of total time deposits.



*This report corresponds to the unconsolidated financial statements of BANCOLOMBIA, giving effect to the merger. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

                                                              (BANCOLOMBIA LOGO)
--------------------------------------------------------------------------------
                                                                      APRIL 2006

BANCOLOMBIA S.A.                                                                              GROWTH
BALANCE SHEET                                                   AS OF                       MAR06/FEB06
(Ps Millions)                                           MAR-06          APR-06            $             %
ASSETS
Cash and due from banks                                1,273,902       1,045,932      -227,970       -17.90%
Overnight funds sold                                     103,913          63,413       -40,500       -38.97%
TOTAL CASH AND EQUIVALENTS                             1,377,815       1,109,345      -268,470       -19.49%
------------------------------------------------------------------------------------------------------------
DEBT SECURITIES                                        6,980,440       6,819,827      -160,613        -2.30%
Trading                                                4,721,343       4,672,888       -48,455        -1.03%
Available for Sale                                     1,180,035       1,086,093       -93,942        -7.96%
Held to Maturity                                       1,079,062       1,060,846       -18,216        -1.69%
EQUITY SECURITIES                                        879,287         908,172        28,885         3.29%
Trading                                                    3,566           3,573             7         0.20%
Available for Sale                                       875,721         904,599        28,878         3.30%
Market value allowance                                   -59,738         -59,819           -81         0.14%
NET INVESTMENT SECURITIES                              7,799,989       7,668,180      -131,809        -1.69%
------------------------------------------------------------------------------------------------------------
Commercial loans                                      10,048,067      10,225,019       176,952         1.76%
Consumer loans                                         2,076,406       2,116,746        40,340         1.94%
Small business loans                                     113,980         111,900        -2,080        -1.82%
Mortgage loans                                         1,520,284       1,562,463        42,179         2.77%
Allowance for loans and financial leases losses         -565,063        -532,128        32,935        -5.83%
NET TOTAL LOANS AND FINANCIAL LEASES                  13,193,674      13,484,000       290,326         2.20%
------------------------------------------------------------------------------------------------------------
Accrued interest receivable on loans                     146,306         163,641        17,335        11.85%
Allowance for accrued interest losses                     -8,159          -6,848         1,311       -16.07%
NET TOTAL INTEREST ACCRUED                               138,147         156,793        18,646        13.50%
------------------------------------------------------------------------------------------------------------
Customers' acceptances and derivatives                   104,018         100,509        -3,509        -3.37%
Net accounts receivable                                  274,535         234,340       -40,195       -14.64%
Net premises and equipment                               336,655         343,126         6,471         1.92%
Foreclosed assets                                         25,158          23,895        -1,263        -5.02%
Prepaid expenses and deferred charges                     18,347          26,995         8,648        47.14%
Goodwill                                                  45,297          43,409        -1,888        -4.17%
Other                                                    268,809         291,182        22,373         8.32%
Reappraisal of assets                                    596,771         640,692        43,921         7.36%
------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                          24,179,215      24,122,466       -56,749        -0.23%
------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                   3,211,363       3,249,310        37,947         1.18%
Checking accounts                                      2,870,752       2,966,503        95,751         3.34%
Other                                                    340,611         282,807       -57,804       -16.97%
------------------------------------------------------------------------------------------------------------
INTEREST BEARING                                      10,989,172      10,623,450      -365,722        -3.33%
Checking accounts                                        272,441         286,914        14,473         5.31%
Time deposits                                          3,567,443       3,219,405      -348,038        -9.76%
Savings deposits                                       7,149,288       7,117,131       -32,157        -0.45%
------------------------------------------------------------------------------------------------------------
TOTAL DEPOSITS                                        14,200,535      13,872,760      -327,775        -2.31%
Overnight funds                                        1,516,665       1,066,033      -450,632       -29.71%
Bank acceptances outstanding                              39,443          57,031        17,588        44.59%
Interbank borrowings                                   1,815,768       1,673,587      -142,181        -7.83%
Borrowings from domestic development banks             1,066,620       1,071,513         4,893         0.46%
Accounts payable                                         804,192       1,636,237       832,045       103.46%
Accrued interest payable                                 126,224         133,625         7,401         5.86%
Other liabilities                                        338,340         264,173       -74,167       -21.92%
Bonds                                                  1,050,778       1,041,314        -9,464        -0.90%
Accrued expenses                                         239,883         275,761        35,878        14.96%
------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                     21,198,448      21,092,034      -106,414        -0.50%
------------------------------------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                           363,914         363,914             0         0.00%
------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS                                      1,481,622       1,509,057        27,435         1.85%
Appropiated                                            1,228,943       1,228,943             0         0.00%
Unappropiated                                            252,679         280,114        27,435        10.86%
------------------------------------------------------------------------------------------------------------
REAPPRAISAL AND OTHERS                                 1,082,237       1,135,421        53,184         4.91%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES          52,994          22,040       (30,954)      -58.41%
------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY                             2,980,767       3,030,432        49,665         1.67%
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY            24,179,215      24,122,466       (56,749)       -0.23%
------------------------------------------------------------------------------------------------------------

                                                              (BANCOLOMBIA LOGO)
--------------------------------------------------------------------------------
                                                                      APRIL 2006

BANCOLOMBIA S.A.
INCOME STATEMENT                                                    ACCUMULATED                      MONTH                  GROWTH
(Ps Millions)                                                  MAR-06         APR-06         MAR-06         APR-06             %
------------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME AND EXPENSES
Interest on loans                                              425,208        566,490        146,454        141,282          -3.53%
Interest on investment securities                              101,289         70,530          1,584        (30,759)      -2041.86%
Overnight funds                                                  5,904          7,681          1,878          1,777          -5.38%
TOTAL INTEREST INCOME                                          532,401        644,701        149,916        112,300         -25.09%
------------------------------------------------------------------------------------------------------------------------------------
Interest expense
Checking accounts                                                1,908          2,557            635            649           2.20%
Time deposits                                                   52,115         69,685         18,107         17,570          -2.97%
Savings deposits                                                55,156         72,192         17,849         17,036          -4.55%
TOTAL INTEREST ON DEPOSITS                                     109,179        144,434         36,591         35,255          -3.65%
------------------------------------------------------------------------------------------------------------------------------------
Interbank borrowings                                            28,297         37,531         10,669          9,234         -13.45%
Borrowings from domestic development banks                      15,099         19,845          4,867          4,746          -2.49%
Overnight funds                                                 12,135         16,282          6,681          4,147         -37.93%
Bonds                                                           22,246         28,882          6,887          6,636          -3.64%
TOTAL INTEREST EXPENSE                                         186,956        246,974         65,695         60,018          -8.64%
------------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                            345,445        397,727         84,221         52,282         -37.92%
Provision for loan and accrued interest losses, net            (42,299)       (60,326)       (12,626)       (18,027)         42.78%
Recovery of charged-off loans                                   15,899         19,146          5,984          3,247         -45.74%
Provision for foreclosed assets and other assets                (7,805)       (10,384)        (5,107)        (2,579)        -49.50%
Recovery of provisions for foreclosed assets and other assets    8,502          8,659            461            157         -65.94%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL NET PROVISIONS                                           (25,703)       (42,905)       (11,288)       (17,202)         52.39%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                                    319,742        354,822         72,933         35,080         -51.90%
------------------------------------------------------------------------------------------------------------------------------------
Commissions from banking services and other services            16,186         22,347          6,690          6,161          -7.91%
Electronic services and ATM's fees, net                         20,725         28,028          7,538          7,303          -3.12%
Branch network services, net                                    12,833         16,835          4,652          4,002         -13.97%
Collections and payments fees, net                              15,164         21,867          4,980          6,703          34.60%
Credit card merchant fees, net                                   2,235          3,102            727            867          19.26%
Credit and debit card fees, net                                 59,248         79,144         20,562         19,896          -3.24%
Checking fees, net                                              14,727         18,981          5,352          4,254         -20.52%
Check remittance, net                                            2,852          3,677          1,031            825         -19.98%
International operations, net                                    5,441          7,402          2,045          1,961          -4.11%
TOTAL FEES AND OTHER SERVICE INCOME                            149,411        201,383         53,577         51,972          -3.00%
------------------------------------------------------------------------------------------------------------------------------------
Other fees and service expenses                                (16,995)       (22,581)        (6,083)        (5,586)         -8.17%
TOTAL FEES AND INCOME FROM SERVICES, NET                       132,416        178,802         47,494         46,386          -2.33%
------------------------------------------------------------------------------------------------------------------------------------
OTHER OPERATING INCOME
Net foreign exchange gains                                      10,701         34,681         21,239         23,980          12.91%
Forward contracts in foreign currency                            4,730        (17,638)       (16,305)       (22,368)         37.18%
Gains on sales of investments on equity securities              34,174         42,127         34,174          7,953         -76.73%
Dividend income                                                128,811        128,490         76,183           (321)       -100.42%
Communication, rent payments and others                            394            514            142            120         -15.49%
TOTAL OTHER OPERATING INCOME                                   178,810        188,174        115,433          9,364         -91.89%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INCOME                                                   630,968        721,798        235,860         90,830         -61.49%
OPERATING EXPENSES
Salaries and employee benefits                                 129,298        174,170         41,283         44,872           8.69%
Bonus plan payments                                              6,728          6,600            439           (128)       -129.16%
Compensation                                                       511            852            213            341          60.09%
Administrative and other expenses                              155,026        211,323         51,613         56,297           9.08%
Deposit security, net                                           13,217         17,486          3,473          4,269          22.92%
Donation expenses                                                   39             53             13             14           7.69%
Depreciation                                                    16,921         23,108          4,600          6,187          34.50%
TOTAL OPERATING EXPENSES                                       321,740        433,592        101,634        111,852          10.05%
------------------------------------------------------------------------------------------------------------------------------------
NET OPERATING INCOME                                           309,228        288,206        134,226        (21,022)       -115.66%
Merger expenses                                                  4,664          6,632           (440)         1,968        -547.27%
Goodwill amortization Banco de Colombia                          5,661          7,548          1,887          1,887           0.00%
NON-OPERATING INCOME (EXPENSE)
Other income                                                    11,817         86,992          2,497         75,175        2910.61%
Other expense                                                  (13,843)       (16,502)        (5,147)        (2,659)        -48.34%
TOTAL NON-OPERATING INCOME                                      (2,026)        70,490         (2,650)        72,516       -2836.45%
INCOME BEFORE INCOME TAXES                                     296,877        344,516        130,129         47,639         -63.39%
Income tax expense                                             (44,198)       (64,402)        (1,410)       (20,204)       1332.91%
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                     252,679        280,114        128,719         27,435         -78.69%
------------------------------------------------------------------------------------------------------------------------------------